UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

LINCARE HOLDINGS INC.

(Name of Subject Company (Issuer))

LINDE US INC.

(Offeror)

A Wholly Owned Indirect Subsidiary of

LINDE AG

(Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

532791100

(CUSIP Number of Class of Securities)

Solms Wittig

Linde AG

Klosterhofstrasse 1

80331 Munich

Germany

+49-89-35757-01

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Richard Hall, Esq.

Mark I. Greene, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019-7475

(212) 474-1000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$3,587,363,169.00	$411,111.82

(1)	Estimated for purposes of calculating the filing fee only. This amount is determined by multiplying 86,442,486 shares of Lincare Holdings Inc. common stock (representing the shares of common stock outstanding as of June 29, 2012) by $41.50 per share, which is the offer price.
(2)	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.00011460.

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: n/a	Filing Party: n/a
Form of Registration No.: n/a	Date Filed: n/a

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	Third-party tender offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO (together with any amendments and supplements hereto, this “Schedule TO”) is filed by (i) Linde US Inc., a Delaware corporation (“Purchaser”) and a wholly owned indirect subsidiary of Linde AG, a stock corporation organized under the laws of Germany (“Parent”), and (ii) Parent. This Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lincare Holdings Inc., a Delaware corporation (the “Company”), at a price of $41.50 per Share, subject to any required withholding of taxes, net to the seller in cash and without any interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 11, 2012 (together with any amendments and supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Offer to Purchase.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) The name of the subject company and the issuer of the securities to which this Schedule TO relates is Lincare Holdings Inc., a Delaware corporation. The Company’s principal executive offices are located at 19387 US 19 North, Clearwater, Florida 33764. The Company’s telephone number at such address is (727) 530-7700.

(b) This Schedule TO relates to the outstanding Shares. The Company has advised Parent that, as of June 29, 2012, 86,442,486 Shares were issued and outstanding. The information set forth in the section of the Offer to Purchase entitled “Introduction” is incorporated herein by reference.

(c) The information set forth in the section of the Offer to Purchase entitled “Price Range of Shares; Dividends” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) - (c) This Schedule TO is filed by Parent and Purchaser. The information set forth in the section of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser” and in Schedule I to the Offer to Purchase is incorporated herein by reference.

Item 4.	Terms of the Transaction.

The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “Introduction,” “Price Range of Shares; Dividends,” “Certain Effects of the Offer,” “Purpose of the Offer; Plans for the Company”, “The Transaction Agreements” and “Dividends and Distributions” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

The information set forth in the section of the Offer to Purchase entitled “Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

The information set forth in the section of the Offer to Purchase entitled “Fees and Expenses” is incorporated herein by reference.

Item 10.	Financial Statements.

Not applicable.

Item 11.	Additional Information.

(a)(1) The information set forth in the sections of the Offer to Purchase entitled “Certain Information Concerning Parent and Purchaser,” “Background of the Offer; Past Contacts or Negotiations with the Company,” “Purpose of the Offer; Plans for the Company” and “The Transaction Agreements” is incorporated herein by reference.

(a)(2) The information set forth in the sections of the Offer to Purchase entitled “Purpose of the Offer; Plans for the Company,” “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(3) The information set forth in the sections of the Offer to Purchase entitled “Certain Conditions of the Offer” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(4) The information set forth in the sections of the Offer to Purchase entitled “Certain Effects of the Offer,” “Source and Amount of Funds” and “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(a)(5) The information set forth in the section of the Offer to Purchase entitled “Certain Legal Matters; Regulatory Approvals” is incorporated herein by reference.

(b) The information set forth in the Offer to Purchase is incorporated herein by reference.

Item 12.	Exhibits.

Exhibit	Exhibit Name

(a)(1) (A)	Offer to Purchase dated July 11, 2012.*

(a)(1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1) (C)	Notice of Guaranteed Delivery.*

(a)(1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1) (E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1) (F)	Letter to Participants in Lincare Holdings Inc. 2009 Stock Purchase Plan for use by the Administrator of the Plan.*

(a)(5) (A)	Ad Hoc Announcement issued by Linde AG on July 1, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (B)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on July 2, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (C)	Announcement Conference Call Presentation on July 2, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (D)	Ad Hoc Announcement issued by Linde AG on July 9, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 9, 2012.

(a)(5) (E)	Ad Hoc Announcement issued by Linde AG on July 10, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 10, 2012.

(a)(5) (F)	Press Release issued by Linde AG on July 10, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 10, 2012.

(a)(5) (G)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 11, 2012.*

(b)	Term Loan Facilities Agreement dated as of July 1, 2012, among Linde AG and Linde Finance B.V., as Original Borrowers, Deutsche Bank AG and Morgan Stanley Bank International Limited, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., as Agent, and the Lenders party thereto.*

(d)(1)	Agreement and Plan of Merger dated as of July 1, 2012, among Linde AG, Linde US Inc. and Lincare Holdings Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lincare Holdings Inc. on July 6, 2012.

(d)(2)	Confidentiality Agreement, dated April 15, 2011, between Lincare Holdings Inc. and Linde AG.*

Exhibit	Exhibit Name
(d)(3)	Letter Agreement Regarding Confidentiality Agreement, dated May 29, 2012, between Lincare Holdings Inc. and Linde AG.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LINDE AG

By	/s/ Solms Wittig
Name:	Solms Wittig
Title:	Chief Legal Officer

By	/s/ Björn Schneider
Name:	Björn Schneider
Title:	Head of Group Accounting, Insurance and Risk Management

LINDE US INC.

By	/s/ Jens Luehring
Name:	Jens Luehring
Title:	Chief Financial Officer

Signature Page to Schedule TO

Exhibit Index

Exhibit	Exhibit Name

(a)(1) (A)	Offer to Purchase dated July 11, 2012.*

(a)(1) (B)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*

(a)(1) (C)	Notice of Guaranteed Delivery.*

(a)(1) (D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1) (E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1) (F)	Letter to Participants in Lincare Holdings Inc. 2009 Stock Purchase Plan for use by the Administrator of the Plan.*

(a)(5) (A)	Ad Hoc Announcement issued by Linde AG on July 1, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (B)	Joint Press Release issued by Linde AG and Lincare Holdings Inc. on July 2, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (C)	Announcement Conference Call Presentation on July 2, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 2, 2012.

(a)(5) (D)	Ad Hoc Announcement issued by Linde AG on July 9, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 9, 2012.

(a)(5) (E)	Ad Hoc Announcement issued by Linde AG on July 10, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 10, 2012.

(a)(5) (F)	Press Release issued by Linde AG on July 10, 2012, incorporated herein by reference to the Schedule TO filed by Linde AG on July 10, 2012.

(a)(5) (G)	Summary Newspaper Advertisement as published in The Wall Street Journal on July 11, 2012.*

(b)	Term Loan Facilities Agreement dated as of July 1, 2012, among Linde AG and Linde Finance B.V., as Original Borrowers, Deutsche Bank AG and Morgan Stanley Bank International Limited, as Mandated Lead Arrangers, Deutsche Bank Luxembourg S.A., as Agent, and the Lenders party thereto.*

(d)(1)	Agreement and Plan of Merger dated as of July 1, 2012, among Linde AG, Linde US Inc. and Lincare Holdings Inc., incorporated herein by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Lincare Holdings Inc. on July 6, 2012.

(d)(2)	Confidentiality Agreement, dated April 15, 2011, between Lincare Holdings Inc. and Linde AG.*

(d)(3)	Letter Agreement Regarding Confidentiality Agreement, dated May 29, 2012, between Lincare Holdings Inc. and Linde AG.*

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith